UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place

 14 Par-La-Ville Road

 Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by FLEX LNG Ltd. (the “Company”) on November 19, 2020, announcing that the Company authorized a share buy-back program to purchase up to an aggregate of 4,110,584 of the Company’s common shares.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Oystein Kalleklev
Name:	Oystein Kalleklev
Title:	Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)
Date: November 23, 2020

Exhibit 99.1

Flex LNG - Share buy-back program
Hamilton, November 19, 2020

The Board of Directors of Flex LNG Ltd. (the "Company") has on November 19, 2020 authorized a share buy-back program to purchase up to an aggregate of 4,110,584 of the Company's common shares for the purpose of increasing shareholder value. The maximum amount to be paid per share is USD 10.00 or equivalent in NOK if bought at Oslo Stock Exchange. The timing and amount of any repurchases will depend on legal requirements, market conditions, stock price, alternative uses of capital and other factors.
The Company is not obligated under the terms of the program to repurchase any of its common shares. The buy-back program will be initiated today and end on November 19, 2021.
Øystein Kalleklev, CEO of Flex LNG Management AS comments:
“We find it in the interest of our shareholders that the Company has the authorization to repurchase our common stock as part of it’s capital allocation strategy. The stock is trading at approx. 45% of book value while our book consists of 10 modern MEGI/XDF LNG carriers on the water with average age of only ~1 year as well as three newbuildings with scheduled delivery in 2021. Given the fact that all our ships are fully financed with no maturities prior to H2-2024 and our current cash position the Board has decided to allocate part of our financial resources to pursue such buybacks.”

For more info please contact: Harald Gurvin, Chief Financial Officer of Flex LNG Management AS.
Telephone +47 23 11 40 00

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.